UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-43415

Instinct Bio Technical Company Holdings Inc.

(Exact name of registrant as specified in its charter)

3rd Floor West Side Gotanda bldg.
6-2-7 Nishi Gotanda, Shinagawa-ku
Tokyo 141-0031, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 16, 2026, Instinct Bio Technical Company Holdings Inc. (the “Company”) issued a press release announcing the unaudited financial results of Instinct Bio Technical Company Inc. and its subsidiaries for the six months ended May 31, 2026. A copy of the press release is furnished as Exhibit 99.3 to this report on Form 6-K.

The unaudited condensed consolidated interim financial statements of Instinct Bio Technical Company Inc. and its subsidiaries as of May 31, 2026 and for the six months ended May 31, 2026 and 2025, and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations, are furnished as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements of Instinct Bio Technical Company Inc. and its subsidiaries as of May 31, 2026 and for the six months ended May 31, 2026 and 2025

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended May 31, 2026

99.3	Press release dated October 16, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instinct Bio Technical Company Holdings Inc.

By:	/s/ Masashi Ohmatsu
Name:	Masashi Ohmatsu
Title:	Chief Financial Officer

Date: October 16, 2026